Via EDGAR and FedEx

June 17, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel - Assistant Director
Justin Kisner - Attorney-Advisor

RE:	Brazil Interactive Media, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 29, 2014
File No. 000-26108

Mr. Spirgel:

On behalf of Brazil Interactive Media, Inc. (the “Company”), we are writing to respond to the comments raised in the letter, dated June 11, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Information Statement on Schedule 14C filed with the Commission on May 29, 2014 (the “Schedule 14C”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Schedule 14C, as appropriate, and filed an amended copy of the Schedule 14C with the Commission, and sent you a marked copy of the Schedule 14C to highlight the changes. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Schedule 14C.

General

Comment 1:	We note that Brazil Interactive Media, Inc. has entered into an agreement and plan of merger, dated May 15, 2014, with Hollister & Blacksmith, Inc. d/b/a American Cannabis Consulting, Inc. Therefore, please revise your preliminary information statement to provide the disclosure required by Schedule 14A regarding the transaction, including disclosure under Items 11, 13 and 14. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this proxy statement.
Response:	We note your comment, however, our position is that the disclosure as required by Items 11, 13 and 14 per Note A of Schedule 14A is not applicable to the Merger. While Item 1 of Schedule 14C requires all information as required by Schedule 14A, Note A and Items 11, 13 and 14 of Schedule 14A are not applicable because we did not seek the solicitation of stockholders with respect to the approval of authorization of additional securities which were used in connection with the Merger (which is the predicate of the requirements pursuant to the example cited in Note A). The Merger was structured as a reverse triangular and as such, we were not required to seek approval of the stockholders pursuant to applicable law and/or our governance documents; however, we did seek approval based on the preference of the Company. As there is no solicitation with respect to the approval for authorization of any additional securities in the Schedule 14C, we are of the opinion that we are not required to include Items 11, 13 and 14 of Schedule 14A.

Comment 2:	Please identify the consenting shareholders of the company representing approximately 77.30% of the issued and outstanding shares of common stock.
Response:	In response to your comment, the Company has revised the disclosure in the Schedule 14C to identify the consenting stockholders of the Company representing approximately 77.30% of the issued and outstanding shares of common stock.

In connection with the above responses, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please contact me at (720) 466-3789, or the Company’s counsel, Peter Gennuso, at (212) 908-3958.

Respectfully,

/s/ Corey Hollister

Corey Hollister

cc:	Trent Woloveck
Peter Gennuso